# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 Mountain View Blvd., Basking Ridge, New Jersey (NJ), 07920
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-241371
Filed by CIK 0001769965

## Reporting persons
- FanzzLids Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,673,568; sole dispositive power 0; shared dispositive power 1,673,568; aggregate amount beneficially owned 1,673,568 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The indirect beneficial ownership of FanzzLid Holdings, LLC ("FanzzLids") reflects the sale of 577,633 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), directly held by TopLids LendCo, LLC ("LendCo") between March 31, 2025 and May 12, 2025 (the "Effective Date"), which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, FanzzLid's beneficial ownership interest is comprised the shares of Common Stock directly held by LendCo. The reported shares also may be deemed beneficially owned by FanzzLids, Fanatics Leader Holdings, LLC ("Leader Holdings"), Fanatics Leader Topco, Inc. ("Topco"), Kynetic F, LLC ("KFLLC") and Michael G. Rubin due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Issuer's Quarterly Report for the quarterly period ended January 25, 2025 on Form 10-Q filed with the Securities and Exchange Commission on March 10, 2025 (the "Form 10-Q").
- Fanatics Leader Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,673,568; shared dispositive power 1,673,568; aggregate amount beneficially owned 1,673,568 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The indirect beneficial ownership of Leader Holdings reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and the Effective Date, which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, Leader Holdings' beneficial ownership of the Issuer's Common Stock is comprised of the shares of Common Stock directly held by LendCo. The reported shares also may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Michael G. Rubin due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.
- TopLids LendCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,673,568; sole dispositive power 0; shared dispositive power 1,673,568; aggregate amount beneficially owned 1,673,568 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The beneficial ownership of LendCo reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and the Effective Date, which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, the reported shares directly held by LendCo may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Michael G. Rubin due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.
- Fanatics Leader Topco, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,685,107; sole dispositive power 0; shared dispositive power 1,685,107; aggregate amount beneficially owned 1,685,107 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The indirect beneficial ownership of TopCo reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and the Effective Date, which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, Topco's beneficial ownership of the Issuer's Common Stock is comprised of (i) 11,539 shares of Common Stock directly held by Topco, and (ii) 1,673,568 shares of Common Stock directly held by LendCo. The reported shares directly held by Topco also may be deemed beneficially owned by KFLLC and Michael G. Rubin, and the reported shares directly held by LendCo also may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin, in each case, due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.
- Kynetic F, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,685,107; sole dispositive power 0; shared dispositive power 1,685,107; aggregate amount beneficially owned 1,685,107 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The indirect beneficial ownership of KFLLC reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and the Effective Date, which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, KFLLC's beneficial ownership of the Issuer's Common Stock is comprised of (i) 11,539 shares of Common Stock directly held by Topco, and (ii) 1,673,568 shares of Common Stock directly held by LendCo. The reported shares directly held by Topco also may be deemed beneficially owned by KFLLC and Michael G. Rubin, and the reported shares directly held by LendCo also may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin, in each case, due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.
- Michael G. Rubin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,685,107; sole dispositive power 0; shared dispositive power 1,685,107; aggregate amount beneficially owned 1,685,107 (4.9% of the class)
  Comment: Rows 6, 8, 9 and 11: The indirect beneficial ownership of Michael G. Rubin reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and the Effective Date, which caused the reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date.
  Row 6, 8, and 9: As of Effective Date, Michael G. Rubin's beneficial ownership of the Issuer's Common Stock is comprised of (i) 11,539 shares of Common Stock directly held by Topco, and (ii) 1,673,568 shares of Common Stock directly held by LendCo. The reported shares directly held by Topco also may be deemed beneficially owned by KFLLC and Mr. Rubin, and the reported shares directly held by LendCo also may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin, in each case, due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
  Row 11: The aggregate percentage of the Common Stock beneficially owned by the reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.

## Item 1. Issuer
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 120 Mountain View Blvd, Basking Ridge, NJ 07920

## Item 2. Person Filing
Name of person filing:
1. FanzzLids Holdings, LLC
2. Fanatics Leader Holdings, LLC
3. TopLids LendCo, LLC
4. Fanatics Leader Topco, Inc.
5. Kynetic F, LLC
6. Michael G. Rubin
Address of principal business office or, if none, residence:
For FanzzLids, Leader Holdings, LendCo, and Topco:

95 Morton Street
New York, NY 10014

For KFLLC and Michael G. Rubin:

225 Washington Street, 3rd Floor
Conshohocken, PA 19428
Citizenship: FanzzLids, Leader Holdings, LendCo, Topco, and KFLLC are each companies incorporated or organized under the laws of Delaware. Michael G. Rubin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FanzzLids, Leader Holdings and LendCo: 1,673,568 (1)
Topco, KFLLC and Michael G. Rubin: 1,685,107 (1)
Percent of class: Each reporting person: 4.9% (2)
Sole power to vote or to direct the vote: Each reporting person: 0
Shared power to vote or to direct the vote:
FanzzLids, Leader Holdings and LendCo: 1,673,568 (1)
Topco, KFLLC and Michael G. Rubin: 1,685,107 (1)
Sole power to dispose or to direct the disposition: Each reporting person: 0
Shared power to dispose or to direct the disposition:
FanzzLids, Leader Holdings and LendCo: 1,673,568 (1)
Topco, KFLLC and Michael G. Rubin: 1,685,107 (1)

FN 1: The beneficial ownership of each of the reporting persons reflects the sale of 577,633 shares of the Issuer's Common Stock directly held by LendCo between March 31, 2025 and Effective Date, which caused each reporting person's beneficial ownership interest to fall below 5% of the Issuer's outstanding Common Stock as of the Effective Date. The reported shares directly held by Topco also may be deemed beneficially owned by KFLLC and Mr. Rubin, and the reported shares directly held by LendCo also may be deemed beneficially owned by FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin, in each case, due to their indirect dispositive power and voting power with respect to the reported shares. Each of FanzzLids, Leader Holdings, Topco, KFLLC and Mr. Rubin disclaims beneficial ownership of the reported shares, except to the extent of its or his pecuniary interest in such shares, if any.
FN 2: The aggregate percentage of the Common Stock beneficially owned by each reporting person as of the Effective Date is based on 34,053,847 shares of Common Stock outstanding as of February 28, 2025, as reported on the Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response in Item 4.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
By virtue of the relationships as described above in Item 4, the reporting persons may be deemed to be a group.

The reporting persons previously filed a Joint Filing Agreement dated June 18, 2024 with respect to this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FanzzLids Holdings, LLC: /s/ Lawrence S. Berger, Lawrence S. Berger, President (05/15/2025)
- Fanatics Leader Holdings, LLC: /s/ Glenn H. Schiffman, Glenn H. Schiffman, Chief Financial Officer (05/15/2025)
- TopLids LendCo, LLC: /s/ Thomas H. Ripley, Thomas H. Ripley, President (05/15/2025)
- Fanatics Leader Topco, Inc.: /s/ Glenn H. Schiffman, Glenn H. Schiffman, Chief Financial Officer (05/15/2025)
- Kynetic F, LLC: /s/ Michael G. Rubin, Michael G. Rubin, Managing Member (05/15/2025)
- Michael G. Rubin: /s/ Michael G. Rubin, Michael G. Rubin (05/15/2025)